DIVERSEY HOLDINGS, INC.

8310 16th Street

Sturtevant, Wisconsin 53177-0902

July 9, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Attn:	Ms. Jessica Kane
Mr. Dieter King

Re:	Diversey Holdings, Inc.

Registration Statement on Form S-4

(File No. 333-165890)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Diversey Holdings, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-165890) (the “Registration Statement”), so that the Registration Statement becomes effective at 12:00 noon, Eastern time, on July 12, 2010, or as soon thereafter as practicable.

No underwriter is or will be involved in the offering contemplated by the Registration Statement, and a preliminary prospectus has not been distributed.

The Company acknowledges that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company also acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 9, 2010

The undersigned respectfully requests that you notify the Company of the effectiveness of the Registration Statement by a telephone call to Edward B. Winslow of Jones Day, the Company’s outside counsel, at (312) 269-4223.

Very truly yours,

DIVERSEY HOLDINGS, INC.

By:	/s/ Jeffrey M. Haufschild
Name:	Jeffrey M. Haufschild
Title:	Assistant Treasurer

cc:	Pamela Long, Division of Corporation Finance, Securities and Exchange Commission

Edward B. Winslow, Jones Day